SO 3/5/03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-52428

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Asanté Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
350 Park Avenue, 11th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James McLaren **212 521 1440**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, James McLaren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Asanté Partners LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Member

Title

Notary Public 2/20/03

D. CHRISTIAN SOUTHWICK
NOTARY PUBLIC, State of New York
No. 01SO5082657
Qualified in Nassau County
Commission Expires July 28, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Members' Capital
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH., D.C. 208

Statement of Financial Condition

Asanté Partners LLC

December 31, 2002
with Report of Independent Auditors

Asanté Partners LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
Asanté Partners LLC

We have audited the accompanying statement of financial condition of Asanté Partners LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Asanté Partners LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst + Young LLP

February 16, 2003

Asanté Partners LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 920,141
Securities owned, at market	17,280
Accounts receivable	68,924
Furniture and equipment—at cost, less accumulated depreciation of $102,340	273,953
Prepaid expenses and other assets	17,276
Total Assets	$ 1,297,574
Liabilities and Members' Capital	
Accounts payable and accrued expenses	$ 66,944
Members' capital	1,230,630
Total Liabilities and Members' Capital	$ 1,297,574

See accompanying notes.

Asanté Partners LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Asanté Partners LLC (the "Company") was formed as a limited liability company in the state of Delaware on January 27, 2000. The Company commenced operations on April 3, 2000.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers (the "NASD"). The Company provides investment banking and financial advisory services to clients. The Company does not carry customer accounts and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from management's estimates.

Basis of accounting

The Company is on the accrual basis for financial statement purposes and the cash basis for tax purposes.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Fixed assets

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to ten years.

2. Summary of Significant Accounting Policies (continued)

Accounts receivable

The Company considers accounts receivable to be fully collectible, accordingly, no allowance for doubtful accounts has been recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

Financial advisory fees

Financial advisory fees are earned by the Company for assisting clients in investment banking activities.

Fair value of financial instruments

Management estimates that the fair value of financial instruments recognized in the statement of financial condition approximates the carrying value.

3. Income Taxes

For income tax purposes, the Company has elected to file as a partnership. As a partnership the Company is not liable to pay Federal income taxes. The income passes through to the members. The Company is subject to California's limited liability company fee in addition to annual tax and New York City unincorporated business taxes.

There are no material book-tax differences as of December 31, 2002.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had aggregate indebtedness of $66,944, net capital of $839,566, and a net capital requirement of $5,000. The Company's net capital ratio was 0.08 to 1.

Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

5. Professional Employer Organization

The Company engages Extensis II, Inc., to provide payroll administration and benefits to its employees. The Company and Extensis II, Inc. jointly establish and administer human resources policies for employees, who will perform services at the Company's facilities, under the Company's operational control.

6. Fixed Assets

The fixed assets are recorded at cost and are comprised as follows:

Furniture and fixtures	$ 195,516
Equipment	24,965
Computers	55,898
Art work	23,600
Software	1,770
Leasehold improvements	74,544
	376,293
Accumulated depreciation	(102,340)
Fixed assets - net	$ 273,953

7. Benefit Plan

The Company has an employee savings plan pursuant to section 401(k) of the Internal Revenue Code. The plan allows participating employees to deposit into tax deferred investment accounts up to 100% of their salary subject to annual limitations. On behalf of each participant, the Company may elect to make a special discretionary contribution equal to a percentage of the employees' compensation. This contribution is not required, but if such a contribution is made, the percentage contributed will be determined by the Company. The Company has elected not to make any such contribution for year ended December 31, 2002.

8. Lease Commitments

The Company rents office space from EGS Partners, LLC, (an affiliate of the former employer of the Company's members).

In September 2000, the Company entered into a non-cancelable lease agreement with a partnership for premises in California. The partnership is owned by the members of the Company.

The minimum annual rental commitment for the California property, exclusive of taxes and other charges, is summarized as follows:

	Amount
Years ending December 31:	
2003	$ 180,000
2004	180,000
2005	180,000
2006	180,000
2007	180,000
Thereafter	540,000
	$ 1,440,000